Exhibit 99.2

Cimatron Limited
Management's Discussion and Analysis of Financial Results for Years Ended
December 31, 2013, 2012 and 2011

Revenue

Our total revenues increased by 4.6% in 2013, to approximately $44.2 million from total revenues of approximately $42.3 million in 2012, after having risen by 3.9% in 2012, from approximately $40.7 million in 2011. Our revenues from the sale of products increased by 2.0% in 2013, to approximately $19.5 million, from approximately $19.1 million in 2012, after having risen by 5.2% in 2012 from approximately $18.2 million in 2011. The increase in sale of products in 2013 relative to 2012 was equally attributable to the continued demand for our products in 2013 and to the depreciation of the dollar relative to the Euro over the course of 2013 relative to 2012 (as the average rate rose from 1.286 dollars per Euro in 2012 to 1.328 dollars per Euro in 2013), which increased the dollar value of the Euro-denominated product revenues we realized in 2013. The increase in sale of products in 2012 relative to 2011 was primarily attributable to the continued strong demand for our products in 2012, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2012 relative to 2011 (as the average rate fell from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2012), which reduced the dollar value of the Euro-denominated product revenues we realized in 2012. As a percentage of revenues, our revenues from the sale of products in 2013 decreased to 44%, compared to 45% in 2012 and 2011.

Our revenues from maintenance and services increased by 6.6% in 2013 to approximately $24.7 million, from approximately $23.2 million in 2012, after having risen by 2.9% in 2012 from approximately $22.5 million in 2011. The increase in maintenance and service revenues in 2013 relative to 2012 was primarily attributable to the continued demand for our products in 2013 and in previous years, which, in turn, enhanced demand for maintenance contracts, training and implementation services that our customers order from us with respect to our products, and to a lesser extent, by the depreciation of the dollar relative to the Euro over the course of 2013 relative to 2012 (as the average rate rose from 1.286 dollars per Euro in 2012 to 1.328 dollars per Euro in 2013), which increased the dollar value of our Euro-denominated maintenance and services revenues we realized in 2013. The increase in maintenance and service revenues in 2012 relative to 2011 was primarily attributable to the continued strong demand for our products in 2012 and in previous years, which, in turn, enhanced demand for maintenance contracts, training and implementation services that our customers order from us with respect to our products, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2012 relative to 2011 (as the average rate fell from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2012), which reduced the dollar value of our Euro-denominated maintenance and services revenues we realized in 2012. As a percentage of overall revenues, our revenues from maintenance and services have increased in 2013 to 56%, from 55% in each of 2012 and 2011.

Because, during 2013 and 2012, our revenues that were derived from Europe constituted 48% and 46% out of our total revenues, respectively, changes in the Euro-dollar exchange rate can significantly influence our revenues. In 2013, the above-described depreciation of the dollar relative to the Euro increased the dollar value of the Euro-denominated total revenues that we realized by approximately $0.6 million. In 2012, the above-described appreciation of the dollar relative to the Euro reduced the dollar value of the Euro-denominated revenues that we realized by approximately $1.3 million.

While we believe that the trend of migration of US and European mold, tool, die and fixture makers operations to low cost labor markets in the Far East, where certain markets are also characterized by lower prices and by higher usage of pirated copies of software products and where the practice of signing maintenance contracts is less common, may continue, we have previously adjusted our US and European strategy slightly in order to increasingly focus on penetrating the high end part of these markets, in which such migration is less prevalent. At the same time, we continue with our sales efforts in China and in other emerging markets.

Cost of Revenue

Cost of revenue increased by 14.5% in 2013, to approximately $5.8 million, from approximately $5.1 million in 2012, after having decreased by 5.4% in 2012 from approximately $5.4 million in 2011. Approximately $0.3 million of the increase in 2013 relative to 2012 was attributable to the increase in revenues in 2013 relative to 2012, and approximately $0.4 million of such increase  was due to one-time income of approximately $0.4 million that we realized in 2012 from final agreement that we reached with the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS, which income offset and reduced in part our cost of revenues in 2012, as explained in Note 8.A. to our 2013 and 2012 consolidated financial statements. The decrease in 2012 relative to 2011 was mainly due to the one-time income of approximately $0.4 million from the above-described final agreement with the OCS.

Gross Profit

Gross profit, as a percentage of total revenue, was 87%, 88% and 87% in 2013, 2012 and 2011, respectively.  The higher gross margin that we achieved in 2012 relative to both 2013 and 2011 was mainly due to one-time income that we realized in 2012 from our final agreement with the OCS, which reduced our costs of revenue in 2012, as described under “Cost of Revenues” above.

Research and Development Expenses, net

Research and development, or R&D, expenses primarily consist of salaries and related costs with respect to employees engaged in ongoing research, design and development activities. R&D expenses were $7.4 million in 2013, reflecting a 5.5% increase over the $7.0 million of R&D expenses in 2012, which itself reflected a 3.9% increase over the $6.7 million of R&D expenses in 2011.  The increase in 2013 relative to 2012 was mainly due to (i) higher employee-related and other R&D costs in 2013, which contributed approximately $0.2 million to such increase, as we further increased our R&D spending in 2013, and (ii) the appreciation of the New Israeli Shekel, or NIS, relative to the dollar over the course of 2013 (as the average representative exchange rate decreased from NIS 3.844 per dollar in 2012 to NIS 3.601 per dollar in 2013), which increased the dollar value of the NIS-denominated R&D costs that we incurred in 2013 by approximately $0.2 million. The increase in 2012 relative to 2011 was mainly due to (i) higher employee-related and other R&D costs in 2012, which contributed approximately $0.4 million to such increase, as we extended our investment in R&D activities in 2012, which was offset in part by (ii) the depreciation of the New Israeli Shekel, or NIS, relative to the dollar over the course of 2012 (as the average representative exchange rate increased from NIS 3.579 per dollar in 2011 to NIS 3.844 per dollar in 2012), which decreased the dollar value of the NIS-denominated R&D costs that we incurred in 2012 by approximately $0.1 million.

Selling, General and Administrative Expenses

Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses, and, when applicable, royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund, including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2013, 2012 and 2011 and do not expect to receive any such grants in the future. In the years 2013, 2012 and 2011 we paid or accrued in our Statement of Operations royalties to the Marketing Fund in the amount of approximately $23 thousand, $0 thousand and $0 thousand, respectively. (for more information about our current position with the Marketing Fund, see Note 8.C. to our 2013 consolidated financial statements). General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid to DBSI, our  previous significant shareholder, for management services provided until September 10, 2013 (as described in more detail in Note 11.A. and 11.B. to our 2013 consolidated financial statements), (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

Selling, general and administrative, or SG&A, expenses increased by 3.6% in 2013, to $25.6 million, from $24.7 million in 2012, after increasing by 0.9% in 2012 from $24.5 million in 2011. The increase in 2013 relative to 2012 was mainly attributable to (i) our continued investment in the promotion of our two product lines, CimatronE and GibbsCAM, and to higher sales commissions to sales employees and sales agents that accompanied our increase in revenues in 2013; (ii) the depreciation of the Dollar relative to the NIS over the course of 2013 (as reflected in the decrease in the average representative exchange rate from NIS 3.844 per dollar in 2012 to NIS 3.601 per dollar in 2013), which increased the dollar value of the NIS-denominated SG&A costs that we incurred in 2013 by approximately $0.3 million; and (iii) the depreciation of the Dollar relative to the Euro over the course of 2013 (as evidenced by the increase in the average Euro-dollar exchange rate from 1.286 dollars per Euro in 2012 to 1.328 dollars per Euro in 2013), which increased the dollar value of the Euro-denominated SG&A costs that we incurred by approximately $0.3 million. The increase in 2012 relative to 2011 was mainly attributable to our continued investment in the promotion of our two product lines, CimatronE and GibbsCAM, and to higher sales commissions to sales employees and sales agents that accompanied our increase in revenues in 2012, which was mostly offset by (i) the depreciation of the NIS relative to the dollar over the course of 2012 (as reflected in the increase in the average representative exchange rate from NIS 3.579 per dollar in 2011 to NIS 3.844 per dollar in 2012), which decreased the dollar value of the NIS-denominated SG&A costs that we incurred in 2012 by approximately $0.2 million; and (ii) the depreciation of the Euro relative to the dollar over the course of 2012 (as evidenced by the decline in the average Euro-dollar exchange rate from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2012), which decreased the dollar value of the Euro-denominated SG&A costs that we incurred by approximately $0.7 million.

Financial Income (Expenses), net

Financial income (expenses), net, consists primarily of interest earned on our cash reserves, interest paid on our short term and long term credit facilities from financial institutions, interest on trade receivables and currency translation adjustments between the U.S. dollar and the NIS and Euro based on changes in exchange rates, as applied to our assets and liabilities. Financial income (expense), net, was approximately $0.0 million in 2013 and 2012 and approximately $(0.2) in 2011. During 2013, 2012 and 2011, the interest that we received on our cash reserves was significantly lower than in previous years, due to the global trend of reduced interest rates. Therefore, and although in 2013 we paid $0.1 million interest on a short term bank loan in Israel, the currency translation adjustments between the U.S. dollar and each of the NIS and the Euro, which were due to changes in related exchange rates, as applied to our assets and liabilities, had the most significant effect on our financial income (expenses) in these three years.

Income Taxes, net

Income Taxes, net, consist of (i) changes in deferred tax assets and deferred tax liabilities, and (ii) current tax expenses or income. In 2013, we recorded tax expenses of approximately $0.6 million, of which approximately $1.7 million related to current taxes, partially offset by approximately $1.1 million of tax income related to changes in deferred taxes (mainly due to the creation of a $1.1 million tax asset in Israel, that resulted in tax income rather than tax expense). Of the $1.7 million of current tax expenses: (i) approximately $1.2 million related to taxes in the U.S.; (ii) approximately $0.2 million related to taxes in Israel; and (iii) approximately $0.3 million related to taxes mainly in Germany and South Korea (and of such $0.3 million, approximately $0.1 million related to taxes for previous years in Germany, as a tax assessment for the years 2008-2011 was concluded in early 2014 with such result).

In 2012, we recorded a net tax expense of approximately $1.8 million, comprised of approximately $0.1 million of tax expenses related to changes in deferred tax assets and liabilities, and approximately $1.7 million of current taxes. Of such $1.7 million of current tax expenses: (i) approximately $1.5 million related to taxes in the U.S., as our U.S. loss carry-forwards have almost completely depleted during the fourth quarter of 2011; and (ii) approximately $0.2 million mainly related to taxes in Israel, Germany and South Korea.

Net Income Attributable to Cimatron Shareholders

We recorded net income attributable to Cimatron shareholders of approximately $4.8 million, $3.7 million and $2.7 million in 2013, 2012 and 2011, respectively.  The increase in 2013 relative to 2012 was mainly due to the creation of a $1.1 million tax asset in Israel that resulted in tax income rather than tax expense, as described under “Income Taxes, net” above. The increase in 2012 relative to 2011 was mainly due to the increases in our revenues on a year-over-year basis, as described under “Revenue” above.

Cash flow

As of December 31, 2013, we had $13.1 million in cash and cash equivalents as compared to $11.9 million as of December 31, 2012.  During 2013, net cash provided by operating activities was $3.5 million, and was mainly comprised of our net profit (before income attributable to the non-controlling interest) of $4.9 million, depreciation and amortization of $1.0 million, increase in accrued severance pay of $0.5 million, and stock based compensation expenses of $0.2 million, as partially offset by decrease in trade payables, accrued expenses and other liabilities of $0.7 million, increase in deposits with insurance companies and severance pay fund of $0.4 million, increase in account receivables and prepaid expenses of $0.9 million and decrease in net deferred tax assets of $1.1 million.

During 2013, net cash used in investing activities was $0.5 million, and was solely comprised of $0.5 million used for capital expenditures. Our capital expenditures for 2013 were mostly for the purchase of computers, computer equipment and software, and other office equipment.

During 2013, net cash used in financing activities was $2.1 million, and was comprised of $7.9 million of cash distributions to shareholders, offset in part mainly by $5.8 million of proceeds provided from issuance of shares in a public offering.